UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Galaxy Gaming, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

36318P 105
 (CUSIP Number)

Robert Saucier
Triangulum Partners LLC
6980 O’Bannon Drive , Las Vegas, NV 89117
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 10, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

CUSIP No. 36318P 105

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Robert Saucier Triangulum Partners LLC
I.R.S. Identification Nos. of above persons (entities only): 27-0856613

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	24,750,000 SHARES (1)

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	24,750,000 SHARES (1)

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,750,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 82.34%

14.	Type of Reporting Person (See Instructions): HC
1.
The 24,750,000 shares of Galaxy Gaming, Inc. common stock, $0.001 par value per share, are held by Triangulum Partners LLC.  As the Manager of that entity wholly Robert Saucier exercises voting and investment control with regard to the shares.

CUSIP No. 36318P 105

ITEM 1.     SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Galaxy Gaming, Inc., a Nevada Corporation (the "Issuer"), and is being filed by Robert Saucier (the “Reporting Person”), who is the manager of named shareholder Triangulum Partners LLC.  The Issuer's current principal executive offices are located at 6980 O’Bannon Drive, Las Vegas, NV 89117.

ITEM 2.     IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by is being filed by Robert Saucier (the “Reporting Person”), who is the manager of named shareholder Triangulum Partners LLC.  The business address of the Reporting Person is 6980 O’Bannon Drive, Las Vegas, NV 89117.  Robert Saucier is the manger of Triangulum Partners LLC and the Chief Executive Officer, Chief Financial Officer and Sole Director of Galaxy Gaming, Inc.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 10, 2009 the Issuer entered into a Share Exchange Agreement with Galaxy Gaming, Inc., a privately held Nevada Corporation (“Galaxy Private”). In connection with the closing of the Share Exchange Agreement the Issuer issued 25,000,000 shares of its common stock pro-rata to the former shareholder of Galaxy Private, Triangulum Partners LLC, in exchange for obtaining ownership of 100% of the issued and outstanding shares of Galaxy Private.

ITEM 4.     PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 24,750,000 shares or 82.34% of the Issuer’s issued and outstanding common stock as of September 1, 2009.  On February 10, 2009 the Issuer entered into a Share Exchange Agreement with Galaxy Gaming, Inc., a privately held Nevada Corporation (“Galaxy Private”). In connection with the closing of the Share Exchange Agreement the Issuer issued 25,000,000 shares of its common stock pro-rata to the former shareholder of Galaxy Private, Triangulum Partners LLC, in exchange for obtaining ownership of 100% of the issued and outstanding shares of Galaxy Private.

Following the Share Exchange, the Issuer has carried on the business of Galaxy Private as its primary line of business. In connection with the Share Exchange, Mr. Robert Saucier, the President of Galaxy and the Manager of Triangulum Partners, LLC, was appointed the Issuer’s President, CEO, interim CFO and director.

CUSIP No. 36318P 105

On July 22, 2009 the Reporting Person gifted 250,000 shares of the Issuer’s common stock in a private transaction.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)              The Reporting Person is currently the beneficial owner of 24,750,000 shares of Common Stock of the Issuer, representing approximately 82.34% of the Issuer's common stock (based upon 30,058,756 outstanding shares of common stock as of September 1, 2009.)

(b)           The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.  As the Manager of Triangulum Partners, LLC, Robert Saucier exercises voting and investment control with regard to the shares.

CUSIP No. 36318P 105

(c)	See response by Reporting Person to Item 4, above.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2009

/s/ Robert Saucier
Robert Saucier